(Excerpt Translation)


                                                                   July 20, 2005
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in June 2005 (the "Current Month").

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

1.  Summary

    Number of listed shares as of the end of the preceding month                         3,609,997,492 shares

    Total number of shares changed during the Current Month                                          0 shares

    (out of which, as a result of exercise of warrants to                                          (0 shares)
    subscribe for shares)

    (out of which, as a result of exercise of stock                                                (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                                                   (0 shares)

    Number of listed shares as of the end of the Current Month                           3,609,997,492 shares

2.  Warrants to subscribe for shares exercised (Bonds with detachable warrants to subscribe for shares)

    Aggregate face value of the bonds allotted to the                                         JPY 600,000,000
    outstanding warrants as at the end of the preceding month

    Aggregate face value of the bonds originally allotted to                                            JPY 0
    the warrants exercised during the Current Month

    Aggregate face value of the bonds as allotted to the                                      JPY 600,000,000
    outstanding warrants at the end of the Current Month

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Details of shares delivered (issued or transferred) upon exercise of warrants to subscribe for shares

(1) Number of shares

    Total number of shares delivered during the Current Month                                        0 shares

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which,  number of shares  transferred from treasury                                    (0 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                                   JPY 0

    (out of which, aggregate amount of newly issued shares)                                           (JPY 0)

    (out of which,  aggregate amount of shares transferred from                                       (JPY 0)
    treasury shares)

3.  Stock acquisition rights exercised

Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights

(1) Number of shares

    Total number of shares delivered during the Current Month                                   14,000 shares

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which,  number of shares  transferred from treasury                               (14,000 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                          JPY 41,412,000

    (out of which, aggregate amount of newly issued shares)                                           (JPY 0)

    (out of which,  aggregate amount of shares transferred from                              (JPY 41,412,000)
    treasury shares)

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